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                                                                       Exhibit F
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                       [Key Energy Group, Inc. Letterhead]



                                  July 20, 1998


The Board of Directors
Dawson Production Services, Inc.
112 E. Pecan Street
Suite 1000
San Antonio, TX 78205

Dear Board Members:

     On June 29, 1998 Key Energy Group, Inc. made an all cash proposal to you for the acquisition of Dawson Production Services, Inc. To date, no one from your company has contacted us with respect to the proposal even though three weeks have passed since it was delivered to you. Over the past several weeks, many of your shareholders have contacted Key expressing concern and frustration about Dawson's unresponsiveness. It is our understanding that you too have heard by phone and in writing from many of these Dawson shareholders. Their unanimous view as expressed to Key is that the combination of our companies makes tremendous sense and would be beneficial to all relevant parties, including our respective shareholders, employees and customers.

     In our June 29 letter we noted that our $16 per share proposal represented a premium of more than 60% to Dawson's market value the day prior to the disclosure of Key's investment in your company. Subsequent to our proposal, oilfield service stocks have continued to decline as the outlook for oil and natural gas prices remains uncertain. As a result, and based on a review of comparable service companies, it is reasonable to conclude that Dawson in all likelihood would be trading in the $8 range today if it were not for Key's attractive proposal. Accordingly, Key's proposal now represents a premium of approximately 100% to Dawson's unaffected stock price.

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     We are certain that Dawson's  Management  and Directors  want to act in the best interest of the company's shareholders.  As I previously mentioned, many of
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Dawson's  shareholders  have  expressed  their  desire  to see this  transaction completed expeditiously. Hopefully, we will hear from you in the very near future with a commitment to proceed forward in good faith. Such constructive action would mitigate the possibility of our proposal being reduced which would have a negative impact on your shareholders' value.

     As you know, we have been and continue to be prepared to meet immediately with representatives of Dawson to discuss our proposal. Given the financing commitment we have in hand from PNC Bank, we believe a definitive agreement between our companies could be achieved in no more than thirty days from the date we initially meet and with no material disruption to our companies' operations. No doubt, a large majority of your shareholders would applaud such an outcome.


                                        Sincerely,


                                        /s/ Francis D. John
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                                        Francis D. John
                                        President, Chairman & CEO